UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX 401(k) PLAN

Plan number:  007

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC  29577-0867
IRS Employer Identification Number: 33-0379007

AVX 401(k) PLAN

INDEX

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the AVX 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the AVX 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Columbia, South Carolina

June 29, 2009

AVX 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2007 and 2008

		2007	2008
ASSETS:
	Investments, at fair value:
	AVX Corporation Common Stock	$2,466,260	$1,443,595
	Kyocera Corporation American Depository Shares	2,391,136	1,828,139
	Money Market Fund	111,466	74,924
	Pooled Separate Account, at fair value	3,709,250	3,720,633
	Mutual Funds	10,682,214	7,040,879
	Participant loans	1,629,810	1,629,666
	Total Investments	20,990,136	15,737,836

	Receivables:
	Employer contributions	14,296	13,664
	Employee contributions	18,902	24,126
	Total Receivables	33,198	37,790

	Adjustment from fair value to contract value for Pooled Separate Account	25,396	576,702
	Net assets available for benefits	$21,048,730	$16,352,328

The accompanying notes are an integral part of these financial statements.

AVX 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2008

2008
Investment loss:
Net depreciation in fair value of investments	$(4,837,140)
Interest and dividends	553,817
Net investment loss	(4,283,323)

Contributions:
Employee	1,024,748
Employer	471,646
Total contributions	1,496,394

Transfers into Plan from related plan	1,445

Deductions:
Benefits paid to participants	1,542,642
Transfers out of Plan to related plan	352,365
Administrative expenses	15,911

Total deductions	1,910,918

Net decrease	(4,696,402)

Net assets available for benefits:
Beginning of year	21,048,730
End of year	$16,352,328

The accompanying notes are an integral part of this financial statement.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following is a brief description of the AVX 401(k) Plan (the "Plan").  Participants should refer to the Plan document for more complete information.

General:

The Plan is a defined contribution plan covering full-time hourly-paid employees of AVX Corporation (the “Company”) at the Myrtle Beach, Conway, Colorado Springs, Atlanta, Biddeford, and Olean facilities who have at least three months of service (Myrtle Beach, Conway and Colorado Springs have an enrollment period of January or July after 6 months of employment).  The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Plan assets are held in trust by New York Life Investment Management, LLC, (the “Trustee”).

Contributions:

Participant contributions are limited to the lesser of twenty-five percent (25%) of each participant’s annual compensation or $15,500. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

The Company makes weekly employer matching contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) of the employees contribution, up to three percent(3%) of the participant's compensation for Olean, Colorado Springs, Atlanta and Biddeford.  For the Myrtle Beach and Conway facilities, the Company makes weekly employer matching contributions up to 3% of the participant’s compensation for these two facilities.  The employer matching contribution for Biddeford and Atlanta is contributed directly into AVX Corporation Common Stock; therefore, this amount is considered non-participant directed.  The employer matching contribution for Myrtle Beach, Conway, Olean, and Colorado Springs is participant directed.

Annually, the Company makes a fixed contribution of 1% of a participant’s compensation for those participants in Colorado Springs. In addition, for participants in Myrtle Beach, the Company makes a fixed contribution of 2% to 3% for certain participants age 60 and over.

Total contributions credited to any participant’s account are limited to the lesser of 25% of the participant’s annual compensation, as defined in the Plan’s provisions, or $45,000 in accordance with Section 415 of the Internal Revenue Code.

Forfeitures:

Amounts of employer fixed contributions under the Plan which have been forfeited and which are available for allocation as of the finalvaluation date in any year are used to pay administrative costs. At December 31, 2007 and 2008, the net forfeited balance that can be used to pay administrative fees totaled $9,965 and $41,940, respectively. Throughout the year ended December 31, 2008, the forfeitures used to pay administrative costs were $963.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions.  All employee contributions are fully vested at all times.

For the Atlanta, Biddeford, Myrtle Beach, Conway and Olean facilities, the Company match is 100% vested when the contribution is made. Amounts attributable to the Company's matching contributions for Colorado Springs are vested according to the following table:

Vested Percentage
--Company Matching --
Years of Service	Colorado Springs
1 Year	20%
2 Year	40%
3 Year	60%
4 Year	80%
5 Year	100%
Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cash distribution equal to the full value of his or her salary reduction contribution account and the vested value of his or her employer matching contribution account.  A participant may also elect to take his or her distribution in shares of AVX Corporation Common Stock and/or of Kyocera Corporation American Depository Shares ("ADS").  Amounts attributable to partial shares will be paid in cash.  With certain limitations, participants may elect to defer distributions until a later date.

Participant Loans:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less.  These loans are repayable within five years except for borrowing for the purchase of a primary residence, which is repayable during a period up to ten years.  These loans bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the loan is originated.  At December 31, 2007, and 2008 interest rates ranged from 4.75% to 9.75%.  All scheduled loan repayments are made through payroll deductions and early loan repayments may be submitted by participants via certified check or money order.  Plan provisions for participants at the Olean facility do not allow for participant loans.

Administrative Expenses:

The plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements are paid by the Company.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund for accounts of participants not in a union. Participants that are in a union pay for the stock administration of the AVX Stock Fund and Kyocera Stock Fund related to their accounts. These stock administration fees are based on the market value of these funds.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

New Accounting Policies:

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, provides guidance for measuring fair value and requires additional disclosures.  This statement does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after December 31, 2007. We adopted these provisions of SFAS 157 effective April 1, 2008. The related disclosures are included in Note 4 elsewhere in this Form 11-K. On February 12, 2008, the FASB delayed the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value on the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. We do not expect the adoption of these provisions of SFAS 157 to have a material impact on the financial statements.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts ofcertain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year.  Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Investments are reported at fair value. See Note 4 herein. Purchases and sales of securities are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Other income from investments is recorded as earned on an accrual basis.

The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of the Plan’s investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the year ended December 31, 2008.

Benefit payments:

Benefits are recorded when paid.

3.	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options:

Common Stock

AVX Corporation

American Depository Shares

Kyocera Corporation

Pooled Separate Account

NY Life Insurance Company Anchor Account I

Money Market Fund

MainStay Cash Reserves Fund

Mutual Funds

T. Rowe Price Spectrum Income Fund (This fund was eliminated as an investment option in July 2003.)
Janus Balanced Fund
Seligman TargETFund Core A
Seligman TargETFund 2015 A
Seligman TargETFund 2025 A
Seligman TargETFund 2035 A
Seligman TargETFund 2045 A
Janus Fund
MainStay S&P 500 Index Fund
Lord Abbett Mid-Cap Value Fund
PIMCO Total Return Fund
Seligman Large-Cap Value Fund
American EuroPacific Growth Fund

The market values of the following investments represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2007 and 2008, respectively:

December 31,	2007	2008
AVX Corporation Common Stock	$ 2,466,260	$ 1,443,595
Kyocera Corporation American Depository Shares	2,391,136	1,828,139
NY Life Insurance Company Anchor Account I	3,709,250	3,720,633
Janus Balanced Fund	*	861,753
MainStay S&P 500 Index Fund	1,162,980	*
Janus Fund	1,372,075	*
Seligman Large-Cap Value Fund	3,195,336	1,848,685
PIMCO Total Return Fund	1,057,413	1,168,439
American EuroPacific Growth Fund	1,583,489	840,270

* Amounts were less than 5% of the Plan’s total net assets available for benefits as of December 31, 2007 and 2008, respectively.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/depreciated in value as follows:

AVX Corporation Common Stock	$(1,003,069)
Kyocera Corporation ADS	(408,782)
Mutual Funds	(3,425,290)
Total	(4,837,141)

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework described in SFAS 157 requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
  Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.
  Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
  Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

		Based on
	Fair Value at December 31, 2008	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual funds	$ 7,040,879	$ 7,040,879	$ -	$ -
NY Life Insurance Company Anchor Account I	3,720,633	-	3,720,633	-
Participant loans	1,629,666	-	-	1,629,666
Kyocera Corporation American Depository Shares	1,828,139	1,828,139	-	-
AVX Corporation Common Stock	1,443,595	1,443,595	-	-
Mainstay Cash Reserves Fund	74,924	74,924	-	-
Total	$ 15,737,836	$ 10,387,537	$ 3,720,633	$ 1,629,666

Participant Loans
Year Ended December 31, 2008
Balance, beginning of period	$ 1,629,810
Net realized and unrealized gains (losses) included in earnings	-
Net unrealized gains (losses) included in comprehensive income	-
Purchases, issuances and settlements	(144)
Transfers in and/or out of Level 3, net	-
Balance, end of period	$ 1,629,666

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent investments held in a pooled separate account. The fair value of this fully benefit responsive investment contract is calculated using a discounting method. See discussion in the “Valuation of Investment” section below.

Assets valued using Level 3 inputs in the table above represent participant loans with various interest rates. These loans are not traded in an active market. They are valued based on the loan amount outstanding. See additional discussion related to these loans in Note 1 under “Participant Loans” section above.

Valuation of Investments:

Investments are presented at estimated fair values.  Investments in securities (ADS and commonstocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices.  Temporary cash is invested in the MainStay Cash Reserves Fund. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Such investments are recorded at contract value rather than fair value, to the extent that they are fully-benefit responsive.  The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The average yield for 2007 and 2008 was 4.77% and 4.60%, respectively. For the years ended December 31, 2007 and 2008, the average yield credited to participants in the Plan was 4.74% and 3.98%, respectively. There were no valuation reserves recorded that were associated with the pooled separate account in 2007 or 2008. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2007	2008
Net Assets:
AVX Corporation Common Stock Match Fund	$149,147	$136,243

Year Ended
December 31, 2008
Changes in Net Assets:
Contributions	$72,398
Dividends	2,755
Net depreciation	(77,727)
Benefits paid to participants	(524)
Forfeitures	(172)
Transfers to related plan	(9,634)
Total	$(12,904)

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

In January 2002, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal income taxes under provisions of Section 501(a).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in the financial statements.

During the current plan year, the Company determined that certain plan operations were not in accordance with the plan document or not in accordance with the IRC.  The plan administrator has determined that the matter may be corrected via one of several correction programs available by the IRS rules and regulations.  The Company intends to utilize such programs to correct any issues of non-compliance and thus they believe the plan will remain in compliance with the IRC and will remain tax exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to their account until such time as they withdraw their accumulated balance.

8.	Related-Party Transactions:

Loans to participants and the investment in NY Life Anchor Account I qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of Company common stock and in Kyocera Corporation ADS.  As of December 31, 2007, the Plan held investments of $2,466,260 or 183,775 shares of AVX Corporation Common Stock and $2,391,136 or 27,415 shares of Kyocera Corporation ADS.  As of December 31, 2008, the Plan held investments of $1,443,595 or 181,813 shares of AVX Corporation Common Stock and $1,828,139 or 25,261 shares of Kyocera Corporation ADS.

9.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the 2008 Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,
	2007	2008
Net assets available for benefits per the financial statements	$ 21,048,730	$ 16,352,328
Less:
Deemed distributions of participant loans	39,664	71,861
Adjustments from contract value to fair value for Pooled Separate Account	25,396	576,702
Net assets available for benefits per Form 5500	$ 20,983,670	$ 15,703,765

2008
Net decrease in net assets available for benefits per the financial statements	$ (4,696,403)
Add:
Deemed distributions of participant loans in previous years	19,019
Less:
Deemed distributions of participant loans in plan year 2008	51,216
Adjustments from contract value to fair value for Pooled Separate Account	551,306
Net decrease in net assets available for benefits per Form 5500	$ (5,279,905)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX 401(k) PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 29, 2009

AVX 401(k) PLAN
PN 007
EIN 33-0379007
Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year)
As of December 31, 2008

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$2,437,218	$1,443,595

*	Kyocera Corporation	American Depository Shares	**	1,828,139

	MainStay Cash Reserves Fund	Money Market Fund	**	74,924

*	NY Life Insurance Company Anchor Account I	Pooled Separate Account	**	3,720,633

	T. Rowe Price Spectrum Income Fund	Mutual Fund	**	318,156
	Janus Balanced Fund	Mutual Fund	**	861,753
	Seligman TargETFund Core A	Mutual Fund	**	218
	Seligman TargETFund 2015 A	Mutual Fund	**	21,295
	Seligman TargETFund 2025 A	Mutual Fund	**	4,374
	Seligman TargETFund 2035 A	Mutual Fund	**	1,264
	Seligman TargETFund 2045 A	Mutual Fund	**	2,664
	MainStay S&P 500 Index Fund	Mutual Fund	**	685,457
	Janus Fund	Mutual Fund	**	754,666
	Lord Abbett Mid-Cap Value Fund	Mutual Fund	**	533,638
	Seligman Large-Cap Value Fund	Mutual Fund	**	1,848,685
	PIMCO Total Return Fund	Mutual Fund	**	1,168,439
	American EuroPacific Growth Fund	Mutual Fund	**	840,270
				7,040,879

*	Participant Loans	Interest rates ranging from 4.75% - 9.75% and maturing through 2016.	**	1,629,666

		Total Investments		$15,737,836

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.